Filed by Sanofi-Aventis
                           Pursuant to Rule 165 and Rule 425(a) under the United
                                       States Securities Act of 1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                          Date: October 22, 2004


     On October 22, 2004, Sanofi-Aventis first made available on its website the replay of its Third Quarter Sales Conference Call, first given on October 21, 2004. A transcript of that conference call is set forth below.

     In connection with the proposed merger of Aventis with and into sanofi-aventis, sanofi-aventis has filed a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which includes a preliminary prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, sanofi-aventis will provide investors with information on how to obtain any merger-related documents for free from sanofi-aventis or from its duly appointed agents.



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Conference Call                                                   sanofi-aventis



--------------------------------------------------------------------------------

                    Conference Call: Third Quarter 2004 Sales

                          First Nine Months 2004 Sales
--------------------------------------------------------------------------------



                     I. Introduction                                           2

                     II. Third Quarter Overview                                2

                     III. Business Update                                      4

                     IV. Integration Update                                    5

                     V. Discussion                                             6








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I.   INTRODUCTION

SANJAY GUPTA

Hello everyone and welcome. I would like to begin, since this is the first conference call for sanofi-aventis, by introducing the new investors team at sanofi-aventis. I'm Sanjay GUPTA, the new IRO. In my team in Paris, are Arnaud Delephine, and in New York it's Felix Lancher. Many of us know you and you know us. We hope to have the opportunity to see all of you in the coming months. I would like to remind you that the slides for today's call are available on our website: sanofi-aventis.com. This call is also being webcasted.

To comment on our performance we have with us today, Hanspeter SPEK, Executive Vice President of Pharmaceutical Operations; Mr. LEROY, the CFO; and Laurence
DEBROUX, Deputy CFO. We will begin with some introductory comments by Jean-Claude, followed by a business update by Hanspeter, and an update on integration by Jean-Claude again. We will take questions later in the limit of the time available. Jean-Claude?


II.  THIRD QUARTER OVERVIEW

JEAN-CLAUDE LEROY

Good afternoon, everybody. Before I begin, I will give you some technical comments because I feel that with this new sanofi-aventis venture, we need to give some comments on the technical matters. Let me just give you a few words about the business the way I see it. We're here to comment on rather solid third quarter sales numbers, generally in line with the first half. I would say that this is evidence of the momentum that has been kept during the beginning of the integration process. I guess that is very important to us in the company, as well as it is to you as investors, to see that this company is going on doing well, whatever the events are.

To finish on that general comment, I will just add that when I compare with the information that has been released by our competitors it seems to be like it points out so far that we are in a rather good position at the sales level.

Now, I will go back to follow up the slide presentation and to give you some of this technical information I was talking about.

So the first information, the date of the first consolidation of Aventis into sanofi-aventis will be 30 September 2004. What does that mean? I will talk about sales but we will see later what it means for results. First, as you have seen we've released also the consolidated sanofi-aventis sales. As a matter of fact, since we're consolidating Aventis as of 30 October, it does mean that the sanofi-aventis consolidated numbers do represent the ex-, the old, the ex-Sanofi-Synthelabo and only that. So, we thought it would not be meaningful for the new Group and give a good view of the performance. So, we decided that we would release also the pro forma sales on a comparable basis, and this is the next slide which is on the pro forma combined sales. I know it's a bit technical but we did actually do this together to define what we do mean, what is under this.


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The  pro  forma  combined   sales  is  to  measure  the  sales   performance  of
sanofi-aventis, we start including the former sales of Sanofi-Synthelabo for one part and Aventis from the other part. But not that, only that. That reduced by the sales of products which have been sold at the request of the competition authorities - I'm talking about Arixtra(R), Fraxiparine(R), Campto(R). In each sequence whatever it is - third quarter 2004, nine months 2004, the comparable with 2003, third quarter, nine months - these are the corresponding figures of sales for these products have been taken out of the comparison. Again, just to point out when I was referring to the consolidated sales of sanofi-aventis in which you have understood that Arixtra(R) and Fraxiparine(R) are included in this nine months performance. Arixtra(R) and Fraxiparine(R) up to the end of August because the divestment occurred at the end of August. So, what is important is that we try to give you through that pro forma combined sales a good comparison to the sales performance of the Group. In addition, as you can see, the Aventis Behring has been taken out.

So, that being said, we decided also that the old concept of Sanofi-Synthelabo was to be kept for the new sanofi-aventis Group but we had to define what was the content of that. We took one definition which is to say that we would like to report on the economic performance of, obviously, the pro forma combined sales plus the sales of the products which belong to sanofi-aventis. That means that as for the ex-perimeter of Sanofi-Synthelabo, we will include the worldwide sales of these products which are in partnership with Bristol Myers Squib. I mean obviously Plavix(R) and Avapro(R), and the Myslee(R), the Japanese part of the sales which are made through the JV with Fujisawa. That does mean that other sales of very interesting products such as Actonel(R), for example, will not be reported this way just because of the fact that this is not a sanofi-aventis product. This is the reason for the different classification.

Now, before giving the opportunity to Hanspeter to comment on the performance of sales on the third quarter and nine months, it's just to give you a few figures to help you explain on that chart showing the pro forma combined sales. You see we've split the third quarter and the nine months. As you see, we've made the segmentation obvious: pharmaceutical activities and vaccines. This is going to be our primary segmentation for reporting purposes from now on. In addition to that, these figures are shown on a comparable basis. What do we mean by comparable basis in that instance? We do mean several things. First, obviously, this does not include the currency impact. As you see in the press release for the first quarter sales, on a global basis - I mean pharma plus vaccines - we have a negative 4% impact on the third quarter when we do show a 4.6% negative impact for nine months.

Now, some of you have read some reports already on this and are wondering what it means as far as the perimeter is concerned. As I said before, all of the products that have been sold for anti-trust authorities are excluded totally from any period in this comparison. In addition to that, you will remember that there were some products - and mainly Admacord and Endolatryl - which were sold by Aventis during the first part of the 2004 year. Now, obviously they are excluded from the comparison. If I were to give you the impact of these products which have been sold, I would give you the following kind of information. As far as the third quarter is concerned, this would be reported as a 1.3% increase in sales, as well as it would show up as a 1.2% negative impact on a nine months basis. So, in turn, you've seen that we have not used as reported concept of these pro forma combined sales. This is because so far we thought it would be too much figures, but if some of you would like to make reporting of that on this concept, I would tell you that on the third quarter we would show up a 5.4 increase in sales on a so-called reported basis. This would tell you that as of the end of September, nine months now, we would show 4.7. But now, this is something that is going to be more important when at the end of the year we describe and comment about the result.


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As far as the sales are concerned, I guess that the comparable basis is the most appropriate way of reporting on our sales. A quarter of 10.7, nine months +10.5. I guess this is what we have to comment now in more detail with Hanspeter.


III. BUSINESS UPDATE

HANSPETER SPEK

Good morning, good afternoon. If you look at the first chart which is on page 8, I hope you will agree that it is a very, very nice picture to look to. So, it's 15 leading products of the new Group, which represent approximately 62% of overall sales. Out of the 15 products, 13 products show a high two digit growth rate, and there are only two products which are suffering. First of all, Allegra(R), which is suffering from a weak season in Japan and from the well known issues in the US market. Second, of course, Tritace(R), which is suffering from an out of patents situation in Europe. There it is mainly the United Kingdom and Germany where we have significant losses in value sales. But I think it is worth mentioning that through a very pro-active price policy we have managed to stabilise our value sales. In Germany, for example, it's close to 60% because we pro-actively lowered our prices.

So on the fast growing major products, what to say? More in detail, Lovenox(R) is doing extremely well, even stronger in the US. We of course hope to benefit in the mid and near future from the circumstances coming from the non-registration of the AstraZeneca product, which we have been watching very closely. We have then Plavix(R). Perhaps on first glance it's a little bit, slightly lower growth rate in the quarter, which is to my understanding to the largest extent possible a technical effect. We have a little decrease of stock in the United States. We had an artefact in the base of the third quarter in Germany, where we had anticipated buying by launching a new peptide, which was [inaudible]. But if we look to the prescription rates we see no significant changes in trends, and we estimate a very strong fourth quarter, especially coming from the US.

The Taxotere(R) performance is varying. We have a much stronger growth outside the US. In the US, we are still suffering from the unfavourable reimbursement situation between Taxotere(R) and Taxol(R). We are entirely confident that this situation will change because the American citizen is going to change by the end of this year or very early in 2005. So we consider that especially on the American market, 2004 will be a year of transition and we expect very, very strong growth. Also in the US, as from 2005, very much of course supported from the new indications the product has recently obtained in the US, but also outside.

In the end, the trend is totally stable and unchanged. We have a prescription rate as of before, fluctuating month by month between 12% and 14%. And what you see is of course in addition to the given price increases. Eloxatine(R): nearly 55% growth; continued strong growth in the US but also growth of approximately 35% outside the US, which shows that this product continues to grow nearly eight years after its first launch, which has been done in France in point of fact.

I think it's worth mentioning that the smaller products like,let's say, Depakine(R) a very old product but a gold standard in the therapy of epilepsy, for example, is growing at nearly 11%. So overall, for those products a growth rate of 18.5% on a nine months basis, and you see it's exactly the same growth rate of 18.5% for the third quarter, which is for us a very confirming indication that the trend of the businesses of the two businesses in stand alone is not at all suffering from the ongoing


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integration,  which of course has been an important issue for us to watch and we feel very much confirmed that we are not only putting not the business at risk but we also believe that this very, very positive growth is even further enhancing our ongoing integration because our people get a very positive stimulation from it.

If you look then at page 9, you see that the Unites States continue to be the growth driver. You see again that we had a very good third quarter, where the growth even accelerated to 18.3% as compared to 16.0% for the year to date figure. You see further that our performance in Europe is nearly on the same level: 5.5 as compared to 6.5. Last but not least, the rest of the world is nearly 9% as compared to 11%. We have a little bit of a seasonal dip but, once again, the fourth quarter has started very, very promising.

So overall you see then that the third quarter has been growing by 10.7% as compared to 10.5% on a year to date basis. I think it's important to correlate this with the overall pharmaceutical market is growing slightly below 7%. So we feel that the new Group before it has been really finally integrated has a very, very good and promising base to realise one of our major objectives for 2005, which of course will be to continue to grow significantly above the market average.


IV.  INTEGRATION UPDATE

JEAN-CLAUDE LEROY

OK, thank you Hanspeter. Going on now on the company, how we put it in shape for that full integration in 2005. Just a reminder - I know that all of you are pretty aware of all of these events. If you take that, then you remember that we took the keys of Aventis - sorry for saying that so directly but that's exactly the reality - sometime around 20 August. When you see how the organisation has been put in place inside the company by appointing all the people who are to lead the rest of the company. Hundreds of people have been nominated, or will be in the very next days, in all the countries and regional organisations, as well as the central, scientific, industrial and so on. We are very close to having the new organisation which is set up for leading the new company in these days. That was what we wanted to do. We are in the process of doing it for having this Company in good shape for doing business on a new basis as of the beginning of the year.

Now, in addition to that, we have had some interesting events to comment on, in the integration process because this is part of it, as you've seen. There was an existing agreement on Actonel(R) with Procter & Gamble, and we have the opportunity to negotiate or further negotiate this agreement in order to secure, to keep, the co-management of this product around the world with Procter & Gamble. That has been negotiated to reinforce the product sustainability, the flexibility around R&D and so on. We are very pleased to have the opportunity of this reinforced collaboration of this very interesting product, which all of you know has been doing over $1 billion in sales, over the last 12 months rolling over. We are continuing the collaboration on Alvesco(R) with Altana, and there is FDA action which is scheduled after the 23rd.

As far as Exubera(R) is concerned, we said that we are considering our action. Where are we? I remember there is a change in control clause attached to that collaboration. Now, in the fact you may have seen that we are, I would say, in a small disagreement. We've said that this operation of buying Aventis has not triggered the clause. They have said in Pfizer to the contrary. So there is an issue and we are waiting our actions. Well, that is just to tell you that we are reviewing everything


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and beginning the discussion with Pfizer. I cannot give you any more conclusions just because of the fact there is no difference today with the situation which existed at the time of the operations. So more news to come in the future but so far there is no more news to be given.

As well as in the integration process to finish with, I mean this is only a general information and I know that you would like to know more about that. We are reviewing all of the molecules, the portfolio, as well as the commercial organisation, ongoing on other collaborations. More news to come on that, I guess as we said, at the very beginning of next year, but be sure that we are on it.

We said that we would try to simplify our legal chart in order to be able to accelerate the restructuring of the Group. That's what we've been doing. You've seen that the merger between the two companies - Aventis and sanofi-aventis - has been approved by both the Supervisory Board of Aventis and the Board of Directors of sanofi-aventis. This project is going to be submitted to the AGM, which is going to be held before the end of the year. So, at the end of the year we will be in good shape on that. I would add that we are also Hoescht German side of the operation with the same goal.

What are the next events, I guess this is also of interest: what are the forthcoming events before the end of the year on a product basis, and there are several information which you know. The first one, as I already said, the Alvesco(R) action date at the FDA. Beginning of November the ten month action date for Eloxatine(R) adjuvant indication. Acomplia(R) presentation at the American Heart Association at New Orleans of the results of the study RIO North America, an important event for our company. I know that a lot of people would like to know more about the Plavix(R) patent situation. The only event which everybody knows, because this is very official, is the date of the pre-trial order of Plavix(R) on 8 December. As you know, we know no more about this. It's not difficult to say that the trial might come some time at the beginning of 2005 but we don't know more for the time being.

Communication on our figures. We will have the next sales call probably before the end of January 2005, on a full year 2005 figures, again consolidated, pro forma with comparisons. And obviously, as you all expect, in very early March and we will release not only the 2004 results, but the business review, the R&D portfolio review, which we promised we would do, obviously an acquisition synergies update, and guidance for the year 2005. So I know that I'm not giving you more information in that respect today but we are gearing up everything in order to be able to deliver to you all this information at this date at the very beginning of next year.


SANJAY GUPTA

Thank you Jean-Claude.  OK, are we ready for questions now?


V.   DISCUSSION


ANDY COLSON, REDBURN PARTNERS

First of all, congratulations on the integration and your first set of numbers. I've got a quick question on Rimonabant. I know there's been some uncertainty of whether the RIO North American study will be reporting one or two year data. Given that we're only a couple of weeks


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away is there any clarity on what's  going to be  presented  yet, or are we just going to have to wait and see?


SANJAY GUPTA

I think your second guess is the right one: just wait and see. We will be presenting results on 9 November; it's not so far away. The company does not want to tell you now; we have all the data at hand and we are evaluating at what we can present. So I give you rendezvous on 9 November.


MORGAN STANLEY

Four quick questions if I may. First, to Hanspeter: could you just give us some sense of how the much larger portfolio you now have at your disposal given the acquisition translates into benefits when dealing with the Managed Care authorities both in terms of getting drugs on formerin and also reimbursement. Secondly, could you tell us in which line rebates are given, whether it's in the revenue line or elsewhere? Thirdly, inventory and pricing in the portfolio both generally and for the outlying individual products. Finally, I see the pre-trial order is set for 8 December. Is there any risk to that date in itself, or is it for sure that we're going to find out the schedule on the 8th?


HANSPETER SPEK

On the first, Managed Care, it's difficult to say. We are just starting to try to build up a common Managed Care policy between Aventis and Sanofi-Synthelabo, and of course this also has to be coordinated with what Bristol Myers is practising on the two joint venture products: Plavix(R) and Avapro(R). So, I cannot give you very precise estimates and figures on it, but I can give you a gut feeling. I think that there will be a certain trend of, yes, the Sanofi portfolio will get a broader access to Managed Care. But on the other side, this will have a price. So, frankly, what I expect is nothing in terms of negative or positive synergies, including on sales in the US, for being a much larger Group. I think we have all reason to indicate that there is continuing pressure on US prices. So we will try to manage this to the best and, as I said, for the time being, I do not expect anything out of it.


JEAN-CLAUDE LEROY

As far as the rebates are concerned, I can confirm to you that the rebates are taken out of the sales that are imported. In other words, sales that are imported are net sales out of rebate.


Hanspeter SPEK

We have no price changes in the ongoing quarter, on the Sanofi-Synthelabo side first of all. Consequently, I mean I can give you all the stocks, product by product, but believe me there is no significant changes. All of the stock of Sanofi turns between 0.5 and 0.6. This is exactly the same for the stock for Aventis products, where the stock varies between 0.3 (which currently is the stock of Lantus(R)) and higher stock I see would be Anzemet(R) with 0.6. Sales data are relatively stable. The average stock in Aventis today is 0.5, it has been in August 0.5, and it is today 0.5, and in


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December  03 for  example,  it has been 0.4. So it is fair to say that the stock levels today on both sides are more than reasonable, approximately half of [inaudible].


SANJAY GUPTA

On the Plavix(R) trial, experience has taught us that dates that are scheduled are not cast in stone. So I would think that it's always possible for the dates to slip. We don't know anything more about it; it's what's there in the judge's orders. If the judge gets some other priority he can change those dates. So, that's the best indication we have but it's not 100% and it depends upon events, on the judge's calendar.


ERIC LEGARDE, REAMENS

First question on Actonel(R). Could you tell us if, beyond what you said already, there is now with Procter & Gamble a less favourable split in profits for you? Second, on Exubera(R), if the judge is to rule in Pfizer's favour, what does it mean? What Pfizer wants? Do they want to regain full rights or do they want to change the agreement? If you can be more precise. Thirdly, out of this quarter and for the nine months as well could you tell us how much represents the OTC business to be sold to Procter & Gamble, and also the generic business, as you more and more speak about this Winthrop activity. Fourthly, just to give us some insight about the quality and feedback you get from the launch of Ketek(R) in the US. The 41 million may seem pretty low. The final question, to get an update on the flu vaccine situation in the US. What we may expect for the fourth quarter? And also perhaps the kind of sense you may have from the US to see higher number of competitors, perhaps, for the next season.


HANSPETER SPEK

I may start with Actonel(R). You see the spirit of the agreement we made remains wholly unchanged. The spirit of the agreement has meant that there was a small partner, Procter & Gamble, entering into an agreement with a relatively large partner, Aventis, to develop this market. It was foreseen that Procter & Gamble would get more and more actions within this deal. This spirit has been perfectly maintained, and what Procter will increase in terms of gains should be balanced off by the overall very strong increase in sales of this product. Now, that is the intention; how it comes is very difficult to predict today because it depends how the product penetrates individual markets. You know that in certain markets sanofi-aventis will have the product exclusively; in other markets it will be sharing the product; and in other markets the product will be launching by Procter solely. So I think I cannot go much further. Believe me, the spirit of the agreement is exactly maintained: there is a rising share of Procter & Gamble in this deal but this should be very well traded off by the fact that the product has a very, very bright future for the years to come.

On the generic business, well the generic business today - according to the very precise definition of generic, which means products being sold under the international non-proprietary name and being promoted through [inaudible] - our business is small; it's about 300 million. Nevertheless, it is profitable. It is of course not as profitable as the prescription business but it has very significant two digit profitability. In terms of strategy, I would say an axis which is two-fold. First of all, we have today a blockbuster product, which will most likely lose all of the patents by age during the


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next 10 to 15 years, and we have today a policy in this respect which is that we will no more give away volumes for those products. Which means that we'll have a very pro-active stand in terms of price policy for many reasons: to keep our patients on the medication, to keep our factories full, and to continue to well absorb overhead costs, and to avoid too much volatility in our performance. The second aspect in terms of generic policy is we feel that the N(degree)1 company in Europe and the N(degree)3 company in the world has to make a strategic offer to health care providers which is not unilaterally based on high priced, innovative products but we feel we need also to have an opportunity for bargaining, for making proposals on the other side, which is the low price side of generics. There are more and more health care providers and governments who expect to get proposals from international pharmaceutical companies, and we are ready to fill our role also in this respect.

Now, in terms of perspectives, it's clear that this business even if it will one day reach its critical size - which we estimate at approximately 1 billion - it will still remain a marginal business in respect of the overall size of the company, and the impact on the multiples will consequently remain insignificant


JEAN-CLAUDE LEROY

In relation to Exubera(R), the question if I well remember is what Pfizer wants. Well, I could say I don't know what Pfizer wants. The only thing which is a fact is that Pfizer has designated a banker for valuating the products. So even though we're not in agreement in the change in control clause, we've done also the same for valuation purposes. And I just can remind you what might be the consequences at the end of the day after the valuation has been done is that Pfizer decides to buy back the product from sanofi-aventis, or they ask sanofi-aventis to buy back the product, or they decide to stay in the existing alliance. It is their decision. Whatever is done, one way or the other, it would be done on a market value basis. For the rest I don't know more about their intentions.

There was a question about the part of the OTC business. The value, just to remind you, the figures for 2003 on a yearly basis, the sales were (euro)53 million. That's what we're talking about.


HANSPETER SPEK

On the OTC business, let's be clear about this. What is supposed to be acquired by Procter & Gamble is not our OTC business. It is our dental business, and it has nothing to do with our pharmaceutical OTC business, which of course will be maintained also because OTC is an important strategic option.

Now on Ketek(R), it is very early to make any statements because the product has been just promoted actively since two months. So, what we hear from Managed Care, for example, is extremely positive - amazingly positive even. You can see that we have very good access. I can give you one other precise figure which is that in September we have sales of 120 000 scripts, which amounts to a market share of approximately 2.3%. This means doubling the market share from August, where it has been only 1.2%. So, the figures or course are ridiculously small but the trends are very promising. Of course, we know that the real battle will come up in the upcoming season of respiratory and pulmonary infections. So, we will really know by the end of the first quarter where we stand.


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JEAN-CLAUDE LEROY

There was a last question about flu vaccines. I guess that this refers to what you learned yesterday that the companies sanofi-aventis and Aventis Pasteur will be capable of delivering an additional 2.5 million doses in the US. Unfortunately, we will not be capable of delivering globally more in the year, just because the process of manufacturing takes some time. We cannot just replace the lack of production which is induced by the situation with Chiron. We will do everything which we can do, the maximum, but unfortunately we will have reached the top with the last information which was given to the market yesterday.


LEHMANN BROS

A few product related questions please. Firstly, could you update us on the Lovenox(R) motion for summary judgement. Any time line for a decision there? Secondly, on Alvesco(R), you talk about an action date. I think most of us are assuming that respiratory products take longer than 12 months. Do you believe that we could actually see some action at this point or is it much more likely that this is going to be rolled over for a little longer? Could you give us the US sales of Xatral(R) please? You talk very confidently about a rebound in growth for Taxotere(R) when the reimbursement comes in. Are you confident that the prescriptions for taxines in total are still rising at the 20% rate that they were rising before, i.e. the increased use of Taxol(R) which will swing back? Or is there actually a shift away from the taxines to other products such as Alimta(R). A final question on Ambien(R). Could you just tell us how you are getting ready? Are you putting more effort behind this product in anticipation of competition early next year?


HANSPETER SPEK

Let me start with the Ambien(R) question, the answer is yes. We will take advantage of a united strike force of sanofi-aventis, 7 600 reps in the US, as of 1 January, in anticipation of the upcoming launch or launches. But we would have done this even without those launches because we feel that there is a direct relation between promotion and sales of Ambien(R), and we know the potential of the product by far has not been leveraged. On Taxotere(R) and Taxol(R), what we expect for 2005 is a high two digit growth for Taxotere(R). It is driven by the continued growth inside the existing indications. If you look to the growth which is evidence for Taxol(R), you see a high two digit growth figure, which means that Taxol(R) could benefit from the current reimbursement situation but also from an increased use of course. But our expectation for 2005 is of course also driven by additional sales coming from the newly obtained indication in prostate cancer.


LEHMANN BROS

Is high two digit more than 20 then?


HANSPETER SPEK

I would say it starts at least with a 20. We are in the early phase of the budget so I cannot give you a precise figure but, yes, I definitely expect something. If the reimbursement situation changes we


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have to get back to our 20%  growth,  which is also the  growth we see  outside, where we don't have this artefact of the American current reimbursement system.


JEAN-CLAUDE LEROY

Alvesco(R): we are speculating. We have an action based on what we say. We of course also see it may take longer, but of course we hope we get a clear cut action answer but this cannot be excluded that there is a request for additional data, as is always the case. Of course, this is field of indication as you correctly sate where very often additional questions are being asked related to dose or applications and so forth because those products are a little difficult perhaps in terms of development.


PHILIPPE

The Lovenox(R) summary judgement. You know that it is not unusual for motions of summary judgement to be filed in such law suits. So now, we have not heard anything back from the judge, who is going to decide if he want to have a hearing or if he want to consider on the brief alone. So, we have not heard anything back from him. We expect to hear something maybe by the end of the year or the beginning of next year.


HANSPETER SPEK

US sales of Xatral(R): once again we are still not content with developments, which are much slower than anticipated. We have sold in the fourth quarter between 4 and 5 million, which is about half of what we had expected. So the good news are, nevertheless, that we see in less than, let's say, four weeks a very, very nice - even sharp increase - in prescriptions. We are on a weekly basis now at 18% of prescriptions coming from neurologists for the market. Which means we have 18% and Flomax(R) has 82%. I always said that if it was 20% it could start to become interesting. But once again, frankly, we are disappointed but nevertheless we do everything to repair the situation.


MARK PERMA, ING FINANCIAL MARKETS

One follow up on Exubera(R). You talked about early discussions on the value of the project. I wondered whether you could tell us if you believe that Pfizer is overvaluing it or undervaluing it form your perspective?


JEAN-CLAUDE LEROY

I said that each company has designated a banker to valuate the products. We are not yet discussing the value; we are still in the process of valuing, which is one step behind. So, I cannot answer your question with any more precision. To tell you the truth, at the end of the day, I don't know what Pfizer's position will be. We'll know that later on.


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ING FINANCIAL MARKETS

I don't understand how you can be in disagreement and not know what the disagreement is about.


JEAN-CLAUDE LEROY

The disagreement is something different. Pfizer decided that the operation we made with Aventis triggered a change in ownership in the contract so that we were in the situation where they might decide whether to buy or they had us buying the product or status quo. We said that this event is not triggering. That's the reason we're in disagreement, and not the next. Each party has decided to have a banker designated. And at that time, that's where we are.


ING FINANCIAL MARKETS

So you have no idea whether they would like to get Exubera(R) full rights or whether they would like to sell you the full rights?


JEAN-CLAUDE LEROY

No idea at all at that stage.


IXIS SECURITIES

Good afternoon. A couple of quick questions. First, a number of your competitors are now communicating, will communicate next week, on their IFRS accounting. Will we have some presentation on the impact of these new norms at the meeting in March 2005 or will you publish your accounts according to that? Second question, on Exubera(R), on the papers filed by Aventis during the take-over period they mentioned there was a 45 day period for valuing the company, then 15 days for deciding. Would that apply here? Is there some sort of an action date on that? Lastly, on the growth of Sanofi-Synthelabo, it's up 17% in the Q3, which is a bit down on the first half. It doesn't seem to come from the top products. Is that some weakness in old Sanofi tail products?


HANSPETER SPEK

[Inaudible.] I said 17% against a market which is below 7%, and compared with the previous performance which has been I think 18. I think it's really sad to say it's an artefact. It's an artefact on top because we are so strongly driving our base that 17% in the third quarter are probably enough to come forth in 18% in the first quarter. So, now we say there is absolutely nothing and perhaps to anticipate a question which may come up concerning the year end sales, we have announced nearly one year ago that we expect that our sales in 2004 would be on the level of our sales in 2003. And I can just confirm you that more than ever we are convinced this will come in exactly as predicted at the end of last year, at the very beginning of this year. So, so far, on sales.


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FROM THE PANEL

On Exubera(R), maybe to precise that the timing that was provided by Aventis at the time once the clause is triggered. Here we are discussing about whether this clause has been triggered or not. Once it is triggered, then you have some timing to plan. But we really not as far as that because we are discussing on the very principles of the triggering of the clause. The reason why we designated a banker is that we wanted to protect our rights and enter about a value discussion that might not be at the end of the day anything more than discussion between partners. But it's still happening, so both companies are providing a valuation. But I would say we are outside of the scope of the clause as of today because there is no agreement that the clause has been triggered effectively.


JEAN-CLAUDE LEROY

Back to IFRS. I could say it's a bit early but obviously there is a beginning of an answer that I can give. It is obvious for us that the opening valuation, for example, we're going to have to do that from an IFRS perspective. So in a way, we will deliver - I'm sorry for that - several sets of figures. It's going to be too many figures but in the meantime it may help to understand the performance of the Group. I just say that, for comparable purpose pro formas, we will certainly try to deliver under IFRS. For the rest - the consolidated - if we were to give the set of figures under French rules, we would have to give some flavour of the reconciliation with IFRS. So, one way or the other there will be IFRS on here at the end of the year.


MERRILL LYNCH

Good afternoon, I've got four questions, please. The first is on Lovenox(R), and the subpoena you've received. If you could give us a little bit more feeling on the meaning of that subpoena and what the next steps are. Secondly, on Exubera(R), relating to the change of ownership clauses. As I understand it, the manufacturing plant of the insulin here is actually co-owned by Pfizer and sanofi-aventis. I'm wondering if any clauses also apply to the plant or would that remain partly in your hands regardless and therefore you would still, in the event that Pfizer acquired the product, keep the manufacturing supply there? On Ketek(R), you talked about good forms of coverage in the United States. I was wondering if you could just put a number to that. Finally, on the flu vaccine, you talked about 2.5 million for this year. I was just wondering if upsizing your production for next year's flu market might be an option.

HANSPETER SPEK

I start then with Ketek(R). We have about 70% of the segment here, which we really find - keeping in your minds once again that we are two months on the market - is an excellent result, and [inaudible] has done a very good job. The Exubera(R) plant, you are right. That's a plant. It's a specific dedicated plant within the industrial park of Aventis in Frankfurt. Our interpretation of the situation is, if Exubera(R) would go to Pfizer, the plant would go with it.


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JEAN-CLAUDE LEROY

Regarding Lovenox(R), we received on 1 October a subpoena by the US Attorney's Office in Chicago, that's right, concerning certain marketing practices relating to Lovenox(R) from the beginning of 99 to [inaudible]. We are in the process of responding to the subpoena, providing all the information which has been required.


FROM THE PANEL

Regarding the flu vaccine production capacity, we said last year during the vaccine day that our production capacity has been increased to 165 million of dose on a world wide basis. You know that [inaudible] manufactures in Europe and the US. We will produce next year according to this full capacity. This is being discussed and this will depend obviously about our estimation for the demand for the next year season.


REUTERS

A very basic question. I was just wondering if you could give us any sort of guidance for the fourth quarter. I know you've said in the past that guidance is unlikely until maybe February. But I was just wondering if there were any general comments as to how you think the fourth quarter might turn out?


JEAN-CLAUDE LEROY

Again, we've said, I'm sorry I'm going to repeat, that we're not going to give any precise estimates on the fourth quarter nor on the year. Except, as I said, unless there is a big problem the trends do not change that much from a quarter to the other. I would just like to say that even though we said - and we're going to do it - that we will deliver, provide next year figures and results on a quarterly basis. Again, we're going to give the yearly guidance at the beginning of the year but we don't intend to give guidance on a quarterly basis.


REUTERS

Would it be fair to say you're optimistic about the future despite all these concerns over law suits and all the rest of it?


JEAN-CLAUDE LEROY

Yes, we are optimistic, definitely.


REUTERS
Just to reiterate then, you don't think the trends will change much from one quarter to the next?


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JEAN-CLAUDE LEROY

You know that better than us in the pharmaceutical business.


HANSPETER SPEK

If I may add, I'm in charge from an operational point of view. I think you will agree that a certain part of what you see in terms of sales and what you hear in terms of the integration confirms that - I allow me to say - we relatively well controlled and managed the situation. So if you take that one fact and you take on the other side what has been announced previously by both companies, I think it is fair to say that there is no indication to expect, on the operational level, any bad surprises until the end of the year.


MICHAEL ECHOP, COMMERZBANK

Just two brief questions. I just wanted to check to make sure that I understand the basis of the pro forma net sales you've presented. I understand that you've excluded Arixtra(R) and Fraxiparine(R) from the end of August 2004. What about the other divestments mandated by the anti-trust issues? I know in the F-4 you recently filed the pro formas included those products. I just want to see whether the pro formas you presented today include or exclude the EU mandated disposals. Second, Exubera(R): I understand there's this debate going on between yourselves and Pfizer about control. What would be your preference for an outcome there?


JEAN-CLAUDE LEROY

I will begin by the most difficult one, which is the pro formas. I guess that I have to give some explanation. I said that in the consolidated figures, which are only represented in the ex-Sanofi-Synthelabo figures, Arixtra(R) and Fraxiparine(R) are consolidated up to the divestment, which are cut at the end of August. As far as the pro formas, this is exactly to the contrary.
Arixtra(R), Fraxiparine(R), as well as Campto(R) from the Aventis side, have been excluded from the whole sequences which have presented. They have been sold at the beginning of 2003, so that they do not appear in 2003 or 2004, so they don't belong to the comparison. As for the rest of the products, which we are in the process of divesting, because of the demand of Brussels, their divestment has not yet occurred. I mean by that, that we have not yet signed agreements. We are on the verge of signing agreements but we have not signed agreements. As soon as we have signed agreements for disposing of these products, we will treat them exactly the same way we've treated Arixtra(R), Fraxiparine(R) and Campto(R) for they will disappear from the sequence. Now just reminding everybody that we've all in all - apart from the three main products - we're only talking of products which total roughly (euro)50 million of yearly sales. So it's not going to make any difference even on a reported basis, in any case, as compared to the
(euro)25 billion of pro forma sales.


HANSPETER SPEK

I disagree with Jean-Claude that he has the difficult question. The other question you raised about what our company would like is, for many reasons, much more difficult to answer. Nevertheless, I want to try. From a marketing standpoint, I have just a couple of weeks looking to this product, so


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this has reservations. It is quite fascinating to imagine that we could offer to a patient being obliged to have an injection or several injections every day a totally different way of administration, which most likely is more convenient. That is for the charming side of the product. If you go more into details, especially into the economics, it is clear that the market access for this product - especially to the European markets here - is much more questionable. Because I am , frankly, totally incapable of answering that question today: to which extent the European health care systems are ready to pay for a different application form a more or less significantly higher price. To answer, we need much more data and much more discussions also with Pfizer in order to really evaluate the potential of this product, especially outside the US. So, in short, as always, there are positives, there are less positives, and we are at the beginning to evaluate and will need to discuss this further with Pfizer.


DEUTSCHE BANK

Four quick questions. Quickly on Exubera(R), whether you can give us any idea on the timing of the court decision as to whether change control has been exercised. Secondly, since we have you Jean-Claude, whether you can make any comment on what level of options are now outstanding as regards the old Aventis business. The potential options charge from counting the stock options was pretty high in the Aventis business, and I'm wondering if you can give us any feel as to where that might be at the present time. You mentioned that Eloxatine(R) has been on the market for eight years in France. I just wondered whether you could give us an idea how long it's been on the market in other major European territories so we can have some idea when its exclusivity around Europe comes to an end? Finally, historically Aventis did have a tendency to sell some of its tail products, and it booked significant profits as a result. I wonder if you'd give us any idea whether you can comment at all on that old policy in your view, and as a consequence whether we should assume such profits will no longer continue? Thank you.


HANSPETER SPEK

Eloxatine(R) is relatively an easy one. The French market has more or less an exclusivity within Europe for two or three years and then we started launching in the other major markets. But then it took another, I would say, three or four years to launch in the latest market, which have been then the United Kingdom and Italy was one also of the later markets. So to sum it up, in the latest European markets, the product is only available since approximately three years.


JEAN-CLAUDE LEROY

Too early to answer your question on the stock options. We will comply with IFRS policy when it comes to book that. So more information to come on the impact when we deliver the yearly set of accounts.


DEUTSCHE BANK

Can I ask whether most of the options were rolled over that the Aventis personnel had previously?


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JEAN-CLAUDE LEROY

Yes, definitely. The merger we launched will exactly keep the rights of the stock option holders with a consideration which is exactly in the ratio of exchange. So, no change at all. As far as the tail products portfolio divestiture policy. I guess we've been clear since the launch of the offer on Aventis, and we've not changed our minds in that. We do not consider that it is a way to have a bottom line by selling products just to match through capital gain what is the expectation of the market. Now, I'm not saying at all, that a tail product, a small product, that to be divested because they would be much better in other areas. We will not do it. We are just saying that it is not a policy of sanofi-aventis to sell the portfolio and to make the bottom line. So, no change in the policy since 26 January, and that's what we're going to do in the future.


DEUTSCHE BANK

OK, so it would be fair to regard profits made on those products as exceptional historically?


JEAN-CLAUDE LEROY

Exactly. Now, on Exubera(R), we've said about everything that we're capable of saying today. Again, we've told you a lot which in turn got to nothing at news. Compared to the situation three months ago, we'll give more news to the market when we can but it's too early to say more. We don't know more at the time being.

DEUTSCHE BANK

The hearing has been heard, and a verdict is waiting to be delivered. Any idea when that verdict may be delivered from the court?


JEAN-CLAUDE LEROY

Not at all; no idea at all.


JEROME BERTON, NATEXIS

Most of my questions have been answered. I wanted to know, regarding the decision from BMS to cut part of its sales force to promote Avapro(R) and Provaco, I was wondering whether you had some plans to fill the gap, to reallocate part of your sales force or renegotiate the agreement with them. Secondly, could you just confirm that, apparently the integration is going quite well and is on track, would you confirm that you still expect some 10% of synergies in 2004?


HANSPETER SPEK

On BMS, yes, we don't have any plans but we are having active conversations with Bristol Myers Squibb. There is no underlying agreement that both products still have enormous potential in the US and outside. There is a total agreement on both sides that the investment in both products

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should not be, may not be,  reduced in the country.  Consequently,  we are today actively evaluating, together with Bristol Myers Squibb, how to cope with the new situation which highlighted as you said Bristol Myers Squibb's reduction of headcount in the US. On the other side, Sanofi has through sanofi-aventis new and more opportunities than before. So far, those conversations go the same constructive way as they went in the previous past when we had similar issues between the two partners. Consequently, we are confident that by the end of the year, we will have adequate decisions in place, from the promotional angle but of course also from the subsequent financial and economic angles, which have to take into account what each side is able and ready to contribute.


NATEXIS

If I understand well, the investment from both parties could not be reduced according to the agreement but you're in discussions on the consideration. Is that right?


HANSPETER SPEK

I did not mention the agreement. I said there is a common understanding that the investment should not be decreased because it would be a mistake in front of the opportunity. So there is a total agreement that the investment in both products should not only be maintained but should also be accelerated. This could be matched with the given situation as you quoted it correctly of Bristol Myers Squibb. So we have just to sit together and find ways how we realise the necessary investment and how we split consequently the subsequent incremental results.


JEAN-CLAUDE LEROY

As to the synergies, you were asking the question, will we deliver? I could also answer for Hanspeter and for Gerard Le Fur, and for the rest of the central function. We are definitely taking some decisions, some of which are also official, I mean outside, information of where we're going to put the headquarters in several important countries. We are also, as you may imagine, reviewing the portfolio and trying to do things in the R&D area. We are definitely doing things in the outside experts and operations area. So, yes, I can confirm that we are in the process of delivering the kind of synergies we have been addressing the market with.


HANSPETER SPEK

Just to add to this, we have already today in most European markets, former Aventis sales people promoting Aprovel(R) and Plavix(R), and former Sanofi people promoting former Aventis products such as Ketek(R), and we have exactly the same agreements already in place, which means that the people are already actively visiting the doctors in the US. So we have fixed a number of [inaudible] which gives already in 2004 some additional incremental sales. I can confirm what Jean-Claude said, I come out of our first meeting with regional people on the future structure, and coming from some of those meetings, I can confirm that in terms of structure we will fully deliver what we have announced since the mid of the year.


Paris, 21 October 2004                                                        18

Conference Call                                                   sanofi-aventis


NATEXIS

Just a follow up question. Just to come back again on Exubera(R), you said that you don't have any precise idea about the timing of the decision coming from the judge. It could take some weeks, some months. Could we have a final answer by the end of this year? What is you assumption?


HANSPETER SPEK

Frankly, we have none. I can add that it is not one judge; it is several judges because there is a litigation in Europe and another one in the US. So, there is no more precise answer possible.


SANJAY GUPTA

We are coming to the end of the time period. Can we take one last question please? You will have the opportunity to approach Investor Relations and we'll be happy to answer your questions in the days and weeks ahead.


NIKEI

You have mentioned during your presentation when you explained about Allegra(R) you talked about something not going very good in Japan. What's the problem there with Allegra(R)? Also, in Japan, as you know, there were big operation by Aventis, and small operation by Sanofi. How did you straighten that up? Everything is now organised and straightened up so that everyone works in the corporate way?


HANSPETER SPEK

To answer the Allegra(R) question, we really have to go into biology. I had to learn that there's a strong two year seasonality for antihistamine products in Japan because every second year, there's a special tree which is widely spread over Japan - it's a cedar kind of tree - produces pollen. This has a dramatic impact on rhinitis. The next year will be 2005, and has not been 2004. So if you analyse, you see that Allegra(R) in fact even was gaining market share within a shrinking market in 2004. But for this given situation we are very, very confident for 2005 to come back with two digit growth.


NIKEI

So it's a natural phenomenon: it just goes up and down, and that's the worst turn and then it will improve?


HANSPETER SPEK

Yes, absolutely. There is another underlying effect which is independent from this biological pollen situation, which is the very, very positive trend the product has in dermatology in Japan.


Paris, 21 October 2004                                                        19

Conference Call                                                   sanofi-aventis


NIKEI

And for the organisational issues?


HANSPETER SPEK

The organisational issues are, frankly, minor issues in Japan. You know that Sanofi has a very small unit of slightly more than 100 people, which is mainly managing the existing agreement, and the rest is clinical development. Those people are already in the process of being actively integrated into the structure of Aventis Japan. They are in the process of moving out of the current building. So, we don't see there major synergies but of course the real synergies are to come. You may know that we are in a very final stage of getting chlopidogrel approved in Japan. It will not be marketed as a license. We have a joint venture agreement in which sanofi-aventis will play an important role. And of course we have significant expectations in this respect.


SANJAY GUPTA

I think that that's about it. Thank you very much for your interest in sanofi-aventis. Thank you.



IMPORTANT INFORMATION
---------------------

In connection with the proposed merger of Aventis with and into sanofi-aventis, sanofi-aventis has filed a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will includes a preliminary prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, sanofi-aventis will provide investors with information on how to obtain any merger-related documents for free from sanofi-aventis or from its duly appointed agents.

As agreed with the Autorite des marches financiers (AMF), a draft of the French prospectus relating to the merger (Document E), which has not yet been approved by the AMF, has been made available, free of charge, at the sanofi-aventis website, www.sanofi-aventis.com, from the time that the documentation filed with
         ----------------------
the SEC has been available on the website of the SEC. INVESTORS SHOULD BE AWARE THAT THE FRENCH DOCUMENT WHICH WILL BE AVAILABLE ON THE SANOFI-AVENTIS WEBSITE IS ONLY A DRAFT OF THE FRENCH PROSPECTUS (DOCUMENT E) AND THAT IT REMAINS SUBJECT TO CHANGE, IN PARTICULAR IN RESPONSE TO COMMENTS FROM THE AMF. THEREFORE, IT IS STRONGLY RECOMMENDED THAT INVESTORS READ THE DEFINITIVE VERSION OF THE FRENCH PROSPECTUS (DOCUMENT E) WHICH WILL BE AVAILABLE ON-LINE ON THE WEBSITES OF THE AMF AND OF SANOFI-AVENTIS AFTER IT HAS BEEN APPROVED BY THE AMF.


Paris, 21 October 2004                                                        20